UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

___________________________________                  Pico Holdings, Inc.__________________________________________
(Name of Issuer)

__________________________________________     Common Stock____________________________________________
(Title of Class of Securities)

_____________________________________________  693366205______________________________________________
(CUSIP Number)

_________________________________________        January 31, 2018__________________________________________
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Name of Reporting Person: Amundi
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Republic of France
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	0
		(6) Shared Voting Power	2,293,326
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	2,293,326
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			2,293,326
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			10.5%
12) Type of Reporting Person (See Instructions)			HC

1)	Name of Reporting Person: Amundi Asset Management
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Republic of France
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	0
		(6) Shared Voting Power	2,293,326
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	2,293,326
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			2,293,326
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			10.5%
12) Type of Reporting Person (See Instructions)			FI

1)	Name of Reporting Person: KBI Global Investors Ltd.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Republic of France
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	0
		(6) Shared Voting Power	2,293,326
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	2,293,326
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			2,293,326
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			10.5%
12) Type of Reporting Person (See Instructions)			FI

Item 1(a). Name of Issuer:  Pico Holdings, Inc.

Item 1(b).           Address of Issuer's Principal Executive Offices:

 13515 Yarmouth Dr
Pickerington, OH 43147

Item 2(a). Name of Person(s) Filing:

Amundi
Amundi Asset Management
KBI Global Investors Ltd

Item 2(b). Address of Principal Business Office:

 Amundi
91 - 93 boulevard Pasteur
75015 Paris, France

Amundi Asset Management
90 boulevard Pasteur
75015 Paris, France

KBI Global Investors Ltd
3rd Floor, 2 Harbourmaster Place
IFSC Dublin 1, Ireland
Item 2(c). Citizenship:

 Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France.

KBI Global Investors Ltd is organized under the laws of the Republic of Ireland.

Item 2(d). Title of Class of Securities:

 Common Stock

Item 2(e). CUSIP Number:

 693366205

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

 (a)       ☐       Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)       ☐       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)       ☐       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)       ☐       Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C                        80a-8).
(e)       ☐       An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)       ☐        An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)       ☐       A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)       ☐       A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.                        1813);
(i)       ☐        A church plan that is excluded from the definition of an investment company under section 3(c)(14) of                       the Investment Company Act of 1940 (15 U.S.C. 80a-3);
           (j)       ☒      A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(j)       ☐       Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Amundi is a holding company organized under the laws of France as a société anonyme.
Amundi Asset Management is an investment company organized under the laws of Frances as a société anonyme.
KBI Global Investors Ltd is an asset manager organized under the laws of Ireland.

1 It is noted that Amundi Pioneer Asset Management currently files all reports pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, separately.

Item 4. Ownership:

Amundi is a majority-owned affiliate of Credit Agricole S.A., a French bank.  Amundi Asset Management is a wholly-owned subsidiary of Amundi.

KBI Global Investors Ltd is 87.5% held by Amundi Asset Management.

(a) Amount beneficially owned: See item 9 of the cover page.

(b) Percent of class:  See Item 11 of the cover page.

(c) Number of shares as to which the person has:

 (i)   Sole power to vote or to direct the vote:

        See Item 5 of the cover page.

(ii)  Shared power to vote or to direct the vote:

                                   See Item 6 of the cover page.

 (iii) Sole power to dispose or to direct the disposition of:

        See Item 7 of the cover page.

 (iv)  Shared power to dispose or to direct the disposition of:

       See Item 8 of the cover page.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

 Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

 Inapplicable.

Item 8. Identification and Classification of Members of the Group:

 Inapplicable.

Item 9. Notice of Dissolution of the Group:

 Inapplicable.

Item 10. Certification:

The Reporting Persons hereby makes the following certification:

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 2nd day of October, 2018.

Amundi

By:                 /s/ L. Legouet
                                 By: L. Legouet
Title: Amundi General Counsel

Amundi Asset Management

By:                 /s/ L. Legouet
                                                                                                                                 By: L. Legouet
Title: Amundi Asset Management – General  Counsel

KBI Global Investors Ltd

By:                  /s/ Noel O'Halloran
                                  By: Noel O'Halloran
                                              Title: Chief Investment Officer